NEWS RELEASE
TSX: ELD NYSE: EGO	August 29, 2017

Eldorado Gold Reports Fatality at its Skouries Project

VANCOUVER - BC – Eldorado Gold (“Eldorado” or the “Company”) today regrets to report that on the morning of August 28, 2017, during tree cutting operations at the Skouries Project in Greece, a contractor employee was struck by a branch from a falling tree resulting in fatal injuries. An investigation is underway.

“Our deepest condolences and support go out to the individual’s family, friends and colleagues at this time.” said George Burns, Eldorado’s President and Chief Executive Officer. “Safety is our top priority at Eldorado Gold and we are committed to the well-being of our employees and contractors on all of our sites.”

Additional Information

Additional information on Eldorado is available on the Company’s website at www.eldoradogold.com and on SEDAR at www.sedar.com.

Contact

Investor Relations

Krista Muhr, Vice President Investor Relations & Corporate Communications

604.604.6701 or 1.888.363.8166 kristam@eldoradogold.com